UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 9, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Facet Biotech Corporation

File No. 001-34154- CF#22712

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        Facet Biotech Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10 filed on October 27, 2008.

        Based on representations by Facet Biotech Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.16	through October 27, 2011
Exhibit 10.18	through March 13, 2010
Exhibit 10.19	through October 27, 2018

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jeffrey Riedler
Assistant Director